Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Unitholders of Valero Energy Partners LP and
the Board of Directors of Valero Energy Partners GP LLC

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration No. 333-193348) and Form S-3 (Registration No. 333-208052) of Valero Energy Partners LP and subsidiaries of our reports dated February 26, 2016, with respect to the consolidated balance sheets of Valero Energy Partners LP and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Valero Energy Partners LP and subsidiaries.

/s/ KPMG LLP

San Antonio, Texas
February 26, 2016